Charlton Aria Acquisition Corporation

August 28, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Pearlyne Paulemon

Re:	Charlton Aria Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted July 19, 2024

CIK No. 0002024459

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated August 15, 2024 Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement Submission No. 2 via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form S-1 submitted July 19, 2024

Cover Page

1.	Please clearly disclose whether redemptions are subject to any limitations, as required by Item 1602(a)(2) of Regulation S-K. For example, we note the disclosure on page 23 regarding the limitation on redemptions by shareholders holding more than 15% of the shares sold in this offering if a shareholder vote is held, and the limitation on redemptions that would cause net tangible assets to be less than $5,000,001.

Response: In response to the Staff’s Comment, we have revised the disclosure on Cover Page of the Amended S-1.

August 28, 2024

2.	When discussing the amount of compensation received or to be received, as required by Item 1602(a)(3) of Regulation S-K, please include the repayment of loans to the sponsor, such as disclosed on page 72, and any compensation paid or to be paid to or securities issued or to be issued to sponsor affiliates and promoters and the price paid. This comment also applies to disclosure in the prospectus summary and elsewhere, as required by Items 1602(b)(6) and 1603(a)(6).

Response: In response to the Staff’s Comment, we have revised the disclosure on Cover Page of the Amended S-1, and made conforming revisions on pages 90 and 110 of the Amended S-1.

3.	When discussing the Class B shares, please revise to clarify that the Class B shares will have the right to appoint or remove directors and that they will have ten votes per share in a vote to continue the company in a jurisdiction outside of the Cayman Islands, as described on page 121.

Response: In response to the Staff’s Comment, we respectfully advise that the references of “ten votes per share” were erroneous and have been removed. Accordingly, we have revised the disclosure on the Cover Page and page 128 of the Amended S-1.

4.	We note that the dilution table assumes that all 7,500,000 shares to be sold in the offering may be redeemed. However, disclosure on page 55 indicates that you will not redeem shares in an amount that would cause net tangible assets to be less than $5,000,001. Please revise your dilution table here and in the Dilution section beginning on page 75 to reflect dilution at 25%, 50%, 75, and 100% of the maximum redemption threshold taking this limitation into account.

Response: In response to the Staff’s Comment, we have revised the disclosure on Cover Page and on pages 13, 78-79 of the Amended S-1.

5.	In the seventh paragraph of the cover page, the number of Class B shares to be owned by your sponsor (1,936,250 shares), Robert Garner (100,000 shares) and Yuanmei Ma (60,000 shares) does not total 2,156,250 shares that are collectively owned by your insiders. Please revise to make clear that the sponsor will transfer an additional 20,000 shares to each of three independent directors so that investors will understand why the sponsor will own 1,665,000 Class B shares after the offering, assuming no exercise of the over-allotment option and the sponsor’s forfeiture of 281,250 shares. Finally, disclosure on page 11 states that the sponsor paid $25,000 for the Class B shares, but on the cover page and elsewhere you state that it paid $21,754. Please revise to reconcile here and elsewhere in the prospectus where similar disclosure appears.

Response: In response to the Staff’s Comment, we have revised the disclosure on Cover Page and on pages 12, 13, 18, 51 and 83 of the Amended S-1.

August 28, 2024

Prospectus Summary

6.	Please clearly disclose the material terms of the Class B shares so that investors will better understand that these the securities are not the same as the Class A shares that make up a portion of the units being offered to the public. For example, please disclose that the Class B shares have the right to appoint and remove directors and will have ten votes per Class B share in any vote to continue the company in a jurisdiction outside of the Cayman Islands. Also describe the conversion of the Class B shares to Class A shares at the time of the initial business combination and any related anti-dilution provisions.

Response: In response to the Staff’s Comment, we have revised the disclosure on Cover Page and on pages 5, 17, 89, 109, and 128 of the Amended S-1.

7.	We note your discussion on pages 8 and 9 regarding possible extensions if you anticipate that you may not be able to complete a business combination within the 18 month time period. In this context, please also describe the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 10 of the Amended S-1.

Our Insiders and Management, page 2

8.	Please expand your disclosure to clearly describe the experience of the sponsor, its affiliates, promoters and your management team in organizing any SPACs and the extent to which they are involved in other SPACs. For each such SPAC, include disclosure regarding completed business combinations, liquidations, pending de-SPAC transactions and whether such SPAC is still searching for a target.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 4, 89, 108, 109 of the Amended S-1.

August 28, 2024

Our Sponsor, page 4

9.	We note your disclosure that the sponsor has agreed not to propose or vote for a charter amendment that would stop public shareholders from “converting or selling their shares to [you]” in connection with a business combination or affect the substance or timing of your obligation to redeem public shares if you fail to complete a business combination within 18 or, if extended, 24 months, unless you provide “dissenting public shareholders with the right to convert their public shares into the right to receive cash from the Trust Account in connection with any such vote.” Please clarify whether public shareholders must dissent or vote against such a charter amendment in order to redeem their shares in connection with the vote. Also clarify here and throughout the prospectus what is meant by the statement that public shareholders will have a “right to convert” their shares into a “right to receive cash from the Trust Account,” and explain how this is different from simply having a right to redeem shares for cash. Finally, please clarify the amount of cash public shareholders who redeem or convert shares will receive from the Trust Account, or explain how this amount will be determined.

Response: In response to the Staff’s Comment, we respectfully advise that the redemption rights are not tied with the voting decisions of the shareholders. Accordingly, we have revised the disclosure on pages 5, 14, 17, 18, 37, 90, 109, 120 and F-12 of the Amended S-1. In addition, we have revised the disclosure throughout the Amended S-1 to (i) clarify that the conversion rights refer to the same redemption rights mentioned elsewhere throughout the Amended S-1, (ii) removed such references of conversion rights throughout the Amended S-1, and (iii) clarified that the redemption rights confer a right to receive an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable and up to $100,000 of interest released to us to pay dissolution expenses). For references, please see, inter alia, pages 5-7, 14, 17-19, 24, 37, 48, 90-91, 109-110, 120-121 of the Amended S-1.

10.	Please revise the disclosure on page 5 to also disclose the lock-up agreement with the underwriter, as discussed on page 145. See Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s Comment, we respectfully advise that the lock-up arrangement on page 152 of the Amended S-1 have been removed.

11.	Please reconcile the terms of the lock-up applicable to Class B shares as described on page 5 with the terms described on page 122.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 5, 90, 109, 128-129 of the Amended S-1, and have made conforming revisions on pages 6-7, 17, 91-92, 110-111 of the Amended S-1.

12.	We note that you refer to the letter agreement as being entered into by the company and the “initial stockholders.” Please revise your table here and on page 104 to identify the natural persons and entities subject to the agreement and describe any exceptions under the agreement. In this regard, please elaborate on the exception for transfers to “certain permitted transferees.” Please see Item 1602(b)(9) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 5-7, 90-92, 110-111 of the Amended S-1.

August 28, 2024

13.	Regarding the lock-up terms applicable to the private shares and private rights, please clarify when “after the completion of the initial business combination” these shares and rights will be transferable and elaborate on the exception for transfers to “certain permitted transferees.”

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 5, 90 and 110 of the Amended S-1, and have made conforming revisions on pages 6-7, 90-92, 110-111 of the Amended S-1.

14.	Please revise the table on pages 5 and 6 disclosing the securities owned by the sponsor to describe the extent to which compensation and the issuance of securities may result in a material dilution of the purchasers’ equity interests. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 5, 90 and 110 of the Amended S-1, and have made conforming revisions on pages 6-7, 90-92, 110-111 of the Amended S-1.

Private placement at time of offering, page 17

15.	We note your statement that the private units are identical to the units sold in this offering “except as described in this prospectus.” Please explain, or include a cross reference to disclosure elsewhere that explains how private units, including the private shares and private rights underlying the units, are not identical to the units sold in the offering.

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover Page and on pages 5, 109 and 120 of the Amended S-1.

Automatic liquidation if no business combination, page 25

16.	Please reconcile disclosure on page 25 stating that you may use up to $100,000 of interest on the assets in the Trust Account to pay dissolution expenses with disclosure on page 26 stating that you will pay the costs, anticipated to be no more than $100,000, of liquidating the Trust Account from assets outside of the Trust Account.

Response: In response to the Staff’s Comment, we respectfully advise that the estimated value of dissolution cost disclosed on page 28 of the Amended S-1 has been removed.

August 28, 2024

Conflicts of Interest, page 27

17.	Please revise to include potential conflicts of interest between Mr. Tan, as an affiliate of your sponsor, and the Second SPAC, in light of the possibility that both the company and the Second SPAC may be searching for an acquisition target at the same time. Explain how this conflict may arise in determining whether to pursue a de-SPAC transaction. If the company and the sponsor have any agreement, arrangement or understanding with respect to determining whether to proceed with a de-SPAC transaction, please disclose this as well. Revise similar disclosures elsewhere in the prospectus. See Items 1602(b)(7), 1603(a)(5) and 1603(b) of Regulation S-K.

Response: In response to the Staff’s Comment, we respectfully advise that the Company does not have any agreement, arrangement or understanding with respect to determining whether to proceed with a de-SPAC transaction. Consistent with this information and the Staff’s Comment, we have revised pages 29-30, 115-117 of the Amended S-1.

18.	Please include any conflicts of interest relating to compensation, reimbursements, the repayment of loans or other amount that will be payable to your sponsor or its affiliates or your officers, directors or promoters only upon completion of a business combination transaction.

Response: In response to the Staff’s Comment, we respectfully advise that the estimated value of dissolution cost disclosed on page 29-30, 115-117 of the Amended S-1 has been removed.

Risk Factors
If we are deemed to be an investment company, we may be required . . ., page 48

19.	We note your disclosure that “the SPAC Final Rules will become effective 125 days after publication in the Federal Register. As of the date hereof, the SPAC Final Rules have not been published in the Federal Register yet.” Please update this disclosure, as the SPAC Final Rules have been published in the Federal Register and became effective July 1, 2024.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 51-52 of the Amended S-1.

Dilution, page 75

20.	Please revise your dilution disclosure in your next amendment to comply with Item 1602(c) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 78-79 of the Amended S-1.

August 28, 2024

Our Sponsor, page 85

21.	We note your discussion of restrictions on transfer of the Class B shares and private units held by your sponsor. If these shares are to be held in escrow, as indicated on page 85, please describe the material terms of the escrow agreement. Please also disclose any circumstances or arrangements under which the sponsor, its affiliates and promoters, directly or indirectly have transferred or could transfer ownership of your securities or that have resulted or could result in the surrender or cancellation of such securities. Specifically, disclose whether indirect transfers of ownership of your securities could take place through the transfer of membership interests in the sponsor itself and describe any circumstances or arrangements whereby this has or may take place. Also disclose the potential forfeiture of insider shares by the sponsor if the over-allotment option is not exercised. See Item 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 5, 14, 51, 89-90, 109-110, 152-153 of the Amended S-1.

P Principal Shareholders, page 112

22.	Please revise the table to indicate where the sponsor’s purchase of private units is reflected. Please also explain why the number of shares held by the sponsor decreases from 1,996,250 to 1,895,000 shares after the offering. Please also clarify the number of shares of each class of stock that are currently and will be owned after the offering by the persons listed in the table.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 119-120 of the Amended S-1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Robert W. Garner
Robert W. Garner, CEO

cc:	Arila E. Zhou, Esq.
Robinson & Cole LLP